Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED Regd. Office: SIPCOT Industrial Complex, Madurai By Pass Road, TV Pooram P.O., Tuticorin. Tamilnadu-628002.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH 2009

										(Rs. in Lacs except as stated)
S. No.	Particulars	Quarter ended 31.03.2009 (Unaudited)	Quarter ended 31.03.2008 (Unaudited)	Accounting Year ended 31.03.2009 (Audited)	Previous accounting Year ended 31.03.2008 (Audited)	S. No.	Segment Information	Quarter ended 31.03.2009 (Unaudited)	Quarter ended 31.03.2008 (Unaudited)	Accounting Year ended 31.03.2009 (Audited)	Previous accounting Year ended 31.03.2008 (Audited)
1	(a) Net Sales/Income from Operations	433,613	676,586	2,114,422	2,470,536	1	Segment Revenue
	(b) Other Operating Income	6,991	6,716	30,418	34,131		a) Copper	210,307	332,280	1,061,632	1,236,363
	Total Income	440,604	683,302	2,144,840	2,504,667		b) Aluminium	81,282	112,465	393,360	416,955
2	Expenditure						c) Zinc & Lead	124,705	225,364	560,297	784,553
	a. Increase/decrease in stock in trade and work in progress	(5,125)	(6,221)	28,021	(9,894)
	b. Consumption of raw materials#	222,298	324,608	1,027,842	1,186,812		d) Others	17,668	13,271	128,832	49,869
	c. Purchases of traded goods	4,720	16	7,570	208		Total	433,962	683,380	2,144,121	2,487,740
	d. Employees Cost	17,913	18,430	75,608	65,920		Less: Inter Segment Revenues	349	6,794	29,699	17,204
	e. Depreciation	20,317	(2,688)	70,067	59,504		Net Sales/Income from Operations	433,613	676,586	2,114,422	2,470,536
	f. Power, Fuel & Water	47,490	47,926	213,183	167,722
	g. Other expenditures	69,392	74,366	291,785	272,947
	h. Total	377,005	456,437	1,714,076	1,743,219
3	Profit from Operations before Other Income, Interest & Exceptional Items	63,599	226,865	430,764	761,448
4	Other Income	39,396	52,464	185,008	122,481
5	Profit before Interest & Exceptional Items	102,995	279,329	615,772	883,929
6	Interest & Finance Charges	13,117	9,082	39,728	31,862	2	Segment Results
7	Profit after Interest but before Exceptional Items	89,878	270,247	576,044	852,067
8	Exceptional Items (Credit)	(7,985)	5,279	(5,531)	5,279		(Profit before tax & interest)
9	Profit from ordinary activities before tax	97,863	264,968	581,575	846,788		a) Copper	43,486	36,696	112,965	102,167
10	Tax expenses — Current tax (net)	5,410	45,363	78,234	176,020		b) Aluminium	(4,947)	54,726	68,567	117,934
	— Deferred Tax	1,134	15,812	6,686	23,357		c) Zinc & Lead	50,829	137,773	256,770	540,374
	— Fringe benefit tax	98	156	583	451		d) Others	3,329	(9,008)	26,816	6,522
	MAT Credit Charge	—	10,442	—	10,442		e) Other unallocable income/expenses (net)	10,298	59,142	150,654	116,932
11	Net Profit from ordinary activities after Tax	91,221	193,195	496,072	636,518		Total	102,995	279,329	615,772	883,929
12	Extra Ordinary Items (net of tax)	—	—	—	—		Less : Interest & Finance Charges	13,117	9,082	39,728	31,862
13	Net Profit for the period	91,221	193,195	496,072	636,518
14	Minority Interest	20,572	60,920	126,714	196,160		Less: Exceptional items	(7,985)	5,279	(5,531)	5,279
15	Share in the Profit/(Loss) of Associates	(10,824)	(434)	(15,359)	(421)		Profit before Tax	97,863	264,968	581,575	846,788
16	Net Profit after tax attributable to Consolidated Group	59,825	131,841	353,999	439,937	3	Capital Employed
17	Paid-up equity share capital (Face value of Rs. 2 each)	14,170	14,170	14,170	14,170		(Segment Assets less Segment Liabilities)
18	Reserves excluding revaluation reserves (As per balance sheet)			2,547,169	2,216,068		a) Copper	369,260	478,356	369,260	478,356
19	Earning Per Share (EPS) (Rs.) (Not Annualised)*						b) Aluminium	473,089	490,740	473,089	490,740
							c) Zinc & Lead	520,864	452,467	520,864	452,467
	Basic and diluted EPS before Extraordinary items	8.44 *	20.32 *	49.96	65.19		d) Others	500,945	232,156	500,945	232,156
	Basic and diluted EPS after Extraordinary items	8.44 *	20.32 *	49.96	65.19		e) Unallocable	1,378,526	1,138,875	1,378,526	1,138,875
							Total	3,242,684	2,792,594	3,242,684	2,792,594
20	Public Shareholding (Excluding shares against which ADRs are issued)
	Number of Shares	199,278,574	154,625,740	199,278,574	154,625,740
	Percentage of Shareholding	28.13%	21.82%	28.13%	21.82%
21	Promoters & promoter group Shareholding
	(a) Pledged/Encumbered
	— Number of Shares	—	—	—	—
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	(b) — Non-encumbered
	— Number of Shares	433,537,358	442,602,605	433,537,358	442,602,605
	— Percentage of shares
	(as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%
	— Percentage of shares
	(as a % of the total share capital of the company)	61.19%	62.47%	61.19%	62.47%
	# Comprises (net) of exchange (gain)/loss — Rs. 8,466 lacs in Q4 2009, Rs. 276 lacs in Q4 2008, Rs.56,784 lacs in year ended March 2009 and Rs. (26,953) lacs in FY 07-08

Notes:-

1	The standalone & consolidated results for the quarter & year ended 31st March, 2009 have been reviewed by Audit Committee at their meeting. The Board of Directors at its meeting held on 28th April, 2009 approved the above results and their release.

2	The Board of Directors has recommended dividend Rs. 3.50 Per share of Rs. 2 each (175%) for the financial year 2008-09. The payment is subject to the approval of the shareholders in its Annual General Meeting.

3	Exceptional items (Credit) Rs. 7,985 lacs for the quarter and Rs. 5,531 lacs for the year include:

a) Pursuant to BIFR granting approval to the draft rehabilitation scheme of India Foils Limited (IFL) and in terms of the said scheme, net loans & guarantees aggregating to Rs. 15,488 lacs devolved on the Company. Against which the Company has been allotted Preference shares by IFL amounting to Rs. 15,203 lacs. The Company has sold the preference shares at a loss of Rs 15,203 lacs.Exceptional item for the quarter & year ended 31st March, 2009 include the differences between the above mentioned loss & reversal of provision of Rs. 12,834 lacs made in earlier years/periods.

b) During the earlier year, the Company had impaired assets represented by investment in one of its subsidiary. During the quarter, based on the current indications, the Company has recalculated the recoverable amount of the assets and accordingly written back Rs. 7,900 lacs during the quarter.

4	Other operating income for the quarter and year ended 31st March, 2009 includes a sum of Rs.4,906 lacs on account of insurance claim and previous accounting year ended 31st March, 2008 includes a sum of Rs 13,048 lacs (net of tax Rs. 8,613 lacs) being excess royalty liability written back based on decision of the Rajasthan High Court in respect of Zinc operations.

5	Tax expenses for the quarter and year ended 31st March, 2009 is net of write back of provision of Rs. 12,770 lacs & Rs. 17,050 lacs respectively related to earlier years.

6	a) Consistent with the treatment followed in earlier years, investment in equity shares of a power Company has been considered as an intangible asset. This has resulted in an additional amortisation charge of Rs. 467 lacs for the year ended 31 March 2009 (corresponding previous year: Rs. 467 lacs) and the net profit for the year being lower by Rs. 308 lacs (corresponding previous year Rs. 308 lacs). This treatment, being in preference to the requirements of Accounting Standards, has been reported on by the auditors.

b) The Central Government, vide notification dated 31st March, 2009, has amended Accounting Standard AS 11 “The effects of Changes in Foreign Exchange Rates”, notified under the Companies (Accounting Standard) Rules, 2006. During the year the Company opted to follow the above changes in respect of all long term foreign currency items which are not covered by Accounting Standard (AS 30) on “Financial instruments; Recognition and Measurement”. Consequently, the profit for the quarter and year ended 31st March 2009, fixed assets (Capital work-in-progress) and reserves are higher by Rs. 15,963 lacs each.

7	a) In order to follow uniform accounting policy in line with those of the Company, in preparation of Consolidated Financial Statement as per Accounting Standard 21, from the quarter ended 31st March, 2008, depreciation on new plant and machinery in one of the subsidiary Company has been provided at Straight Line Method rates as against the Written Down Value Method rates. Consequent to this, depreciation charge for the quarter & year ended 31st March, 2009 is lower by Rs. 4,294 lacs (net of tax Rs. 2,835 lacs) & Rs.17,573 lacs (net of tax Rs. 11,600 lacs) respectively as compared to the amount of depreciation that would have been charged if there was no change in the method.

b) Arising from the announcement of The Institute of Chartered Accountants of India on 29th March,2008, the Company had chosen for adoption of Accounting Standard (AS) — 30, “Financial Instruments: Recognition & Measurement”, in its entirety during the quarter ended 31st March,2008. The figures of corresponding quarter of the previous year have not been restated.

c) The figures of corresponding quarter & year ended 31st March, 2008 are not comparable to the extent as mentioned in 7 (a) & (b) above.

8	On 6th March, 2009, after renegotiation, the Company and ASARCO executed new Settlement and Purchase and Sale Agreement to purchase the operating assets of ASARCO for a consideration of (a) cash payment of US $ 1.1 billion on closing and (b) a senior secured non interest bearing promissory note of US $ 600 million, payable over a period of nine years. This is subject to the approval of the creditors constituents of ASARCO and U.S Bankruptcy Court for the Southern District of Texas.

9	The Company opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com.

10	During the year ended 31st March, 2009, the Company incorporated ‘Sterlite (USA) Inc. as its wholly owned subsidiary and Talwandi Sabo Power Limited has become 100% subsidiary with effect from 1st September, 2008 through its subsidiary Sterlite Energy Limited.

11	a) Consolidated Financial Statements have been prepared in accordance with the Accounting Standard 21 — “Consolidated Financial Statements and Accounting for Investments in Subsidiaries in Separate Financial Statements”. The subsidiaries consolidated are Bharat Aluminium Company Limited, Sterlite Opportunities and Ventures Limited, Hindustan Zinc Limited, Sterlite Energy Limited, Monte Cello BV, Copper Mines of Tasmania Pty. Limited, Thalanga Copper Mines Pty. Limited, Sterlite Paper Limited, Fujairah Gold FZE ,Talwandi Sabo Power Limited and Sterlite (USA) Inc.

b) An associate, Vedanta Aluminium Limited, in which the Company has significant influence, is accounted under the equity method in accordance with Accounting Standard on Accounting for investment in Associates in Consolidated Financial Statements (AS 23).

12	a) Out of the ADS proceeds of Rs. 8,05,093 lacs, so far the Company has utilised Rs. 4,57,600 lacs.

b) Out of the total right issue proceeds of Rs. 1,97,230 lacs received in past, so far the Company has utilised Rs. 1,07,219 lacs.

The unutilised proceeds of ADS & right issue have been temporarily invested in Debt Mutual Funds & Fixed Deposits with banks.

13	As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported “Segment Information”, as described below: -

The main business segment are, (i) Copper which consist of mining of copper concentrate, manufacturing of copper cathode and continuous cast copper rod, (ii) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products and (iii) Zinc which consists of mining of ore and manufacturing of zinc ingots and lead ingots (iv) Other business segment comprise of Phosphoric Acid, Paper and Power other than captive power. The assets and liabilities that can not be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

14	Increase in the public shareholding during the year is inter-alia on account of conversion of some of ADS into underlying shares and classification of one of the promoters’ shareholding as public holding following his demise.

15	In terms of Clause 41 of the Listing Agreement, details of number of investor complaints for the quarter ended 31st March 2009: Beginning 6, Received 11, Disposed off 17 , Pending NIL.

16	Previous Period/Year figures have been regrouped / re-arranged wherever necessary.

By order of the Board
Place: Mumbai	Anil Agarwal
Dated : 28th April, 2009	Chairman